82-2911

VECTOR

COPY

RECEIVED APR 09 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 184

03050040

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com

File No. 1513

March 31, 2003

VIA SEDAR

Attention: Statutory Filings Department

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Continuous Disclosure

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, Alberta T5J 3Z5

PROCESSED APR 24 2003 THOMSON FINANCIAL

SUPPL

Dear Sirs:

re: Cadre Resources Ltd. (the "Company")
Audited Financial Statements

We herewith submit funds in the following amounts in payment of the requisite filing fees with respect to the Company's Annual Financial Statements in accordance with:

(a) Section 22 of the Regulations to the Securities Act (British Columbia), $600, as set forth under item 20 of the Fee Checklist, Securities Act Regulation.

(b) item 9 of the Schedule, entitled "Fees", to the Regulations to the Securities Act (Alberta), $250.

In accordance with Sections 145, 152, 153, 154 and 189 of the Securities Rules, we attach a copy of the following materials:

1. Quarterly Report (Form 51-901F), together with Schedule "A", "Financial Statements", being the audited financial statements for the fiscal period ended October 31, 2002, attached thereto and forming a part thereof.
2. Quarterly Report (Form 51-901F), together with Schedule "B", "Supplementary Information" and Schedule "C", "Management Discussion", attached thereto and forming a part thereof.

dw 4/16

VECTOR

In addition, we herewith submit funds payable to CDS Inc. with respect to annual continuous disclosure fees in the amount of $904.15 ($845 + 7% G.S.T.).

Yours very truly,

VECTOR Corporate Finance Lawyers

Per:

Lindsay Salt
Paralegal

ls
Encl.

cc: Cadre Resources Ltd. (Attn: R. Page Chilcott)
TSX Venture Exchange (Attn: Records, w/encl., via SEDAR)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2911, w/encls.
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager), w/encls.

82-2911

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y	M	D
Cadre Resources Ltd.			02	10	31	03	03	28
ISSUER ADDRESS								
Box # 48836, Bentall Center, 595 Burrard Street								
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.		
Vancouver	B.C.	V7X 1A8	(250) 447-9149			(250) 447-6641		
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.		
R. Page Chilcott		Director				(250) 447-6641		
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS						
investorrelations@cadreresources.com		cadreresources.com						

CERTIFICATE
The two schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
" R. Page Chilcott"	R. Page Chilcott	03	03	28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Stanley L. Sandner"	Stanley L. Sandner	03	03	28

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

SCHEDULE B - SUPPLEMENTAL INFORMATION

1) Analysis of expenses and deferred costs

   See attached financial statements

2) Related party transactions

   See attached financial statements

3) Summary of securities issued and options granted during the period

   a) Summary of securities issued

Date of Issue	Type of Security	Type of Issue	# of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid
02/17/02	Common	Option Exercised	114,000	$0.15	$ 17,100	Cash	Nil
03/13/02	Common	Private Placement	1,000,000	$0.29	$320,000	Cash	$ 32,000

   b) Summary of options granted

Date	# of shares	Optionee	Price	Expiry

4) Summary of securities as at the end of the reporting period

   See attached financial statements

5) Directors & Officers of the company - Stanley Sandner – Chairman & CEO
   David R. Hagler
   R. Page Chilcott - President
   Carlos Bacalao Romer
   Marcello M. Veiga

SCHEDULE C - MANAGEMENT DISCUSSION

Description Of Business

Employing modern technology, the Company is engaged in the acquisition and economic development of alluvial mineral deposits on the lower Caroni River, Venezuela. These deposits contain gold, diamonds, titanium and fresh water sand and gravel. In addition, the exploitation process will use ecologically sound and proven processes to remove existing pollutants.

Operations And Financial Condition

a) Gain - The Company incurred a net gain on operations of $15,904 for the period compared to a net loss of $250,867 for the prior year. This amounts to an decrease of $266,771 due to the write down of loans from shareholders ($216,480), reduced consulting fees ($66,159)and reduced interest costs ($30,104) offset by changes in foreign exchange costs $20,405, travel and promotion $15,203, professional fees $9,474 and other variations in expenses.
b) Mineral Properties - The Company has written off all investment in mineral concessions. Negotiations to acquire other concessions are ongoing. Successful conclusion will depend upon the Company obtaining adequate financing and government approvals..
c) The Company is planning a feasibility study to include a bulk-sampling program and pilot-plant. Application for permitting has been made to government officials. Positive results will lead to a second phase, full-scale technical, economic and environmental study of the large-scale exploitation potential of the district. Concession tenure, titles and permitting along with government acquiescence and support would be included in this second phase. Completion of this phase will include operating and capital costs of the project.
d) Investor Relations - The Company currently has no agreements to provide investor relation services. Discussions have been held with various parties.

Financing

During the year the company successfully completed a private placement for US$200,000 for working capital. Stock options were exercised for a total of CDN$17,100. Subsequent to the year end a small private placement of US$40,000 was completed.

Liquidity And Solvency

The Company has incurred losses since inception and has a working capital deficiency of $620,351. These factors create significant doubt as to the ability of the Company to continue as a going concern.

The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements currently being considered, the continuing support of its creditors or the completion of a business combination with a company which would assist in obtaining necessary financing.